SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Siriuspoint Ltd.

(Name of Issuer)

Common Shares, par value $0.10 per share

(Title of Class of Securities)

G8192H106

(CUSIP Number)

c/o Third Point LLC

55 Hudson Yards

New York, New York 10001

(212) 715-3880

with a copy to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

Attention: Tariq Mundiya and Russell Leaf

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 11, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8192H106	13D	Page 2 of 5

(1)	NAMES OF REPORTING PERSONS Daniel Loeb
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 15,173,571 shares
	(8)	SHARED VOTING POWER 0 shares
	(9)	SOLE DISPOSITIVE POWER 15,173,571 shares
	(10)	SHARED DISPOSITIVE POWER 0 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,173,571 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.34%
(14)	TYPE OF REPORTING PERSON (see instructions) IN

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) relates to the common shares (the “Common Shares”) of SiriusPoint Ltd., a Bermuda exempted company limited by shares (the “Issuer” or the “Company”), and amends the Schedule 13D filed by the undersigned reporting person (the “Reporting Person”) on August 2, 2021, as amended by the Amendment No. 1 to Schedule 13D filed by the Reporting Person on May 17, 2022 (as so amended, the “Original Schedule 13D” and, together with this Amendment No. 2, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 2 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 2 is being filed to amend Item 4 and Item 5 as follows:

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented to include the following:

The Reporting Person and his affiliates were the founding shareholders of the Issuer in 2011. The Reporting Person believes that the Issuer’s management team, led by its Chief Executive Officer, is undertaking the necessary steps to position the Issuer for long-term success and is fully supportive of the strategy and plan currently being pursued. In particular, the Reporting Person has full confidence in the Issuer’s approach to the de-risking of its investment portfolio to strengthen its balance sheet and capital position. However, the Reporting Person believes that the Issuer may be best positioned to execute on its turnaround strategy as a privately held company while continuing to strengthen its financial position, enhance its credit ratings, and adhere to the highest regulatory standards. As a result, the Reporting Person has determined to explore a potential acquisition of all or substantially all of the outstanding Common Shares of the Issuer (an “Acquisition Transaction”).

While the Reporting Person is still exploring the potential of an Acquisition Transaction and cannot at this time indicate a proposed acquisition price, it presently anticipates that it would value the Issuer in such an Acquisition Transaction in a manner that is generally consistent with recent precedent transactions in the Issuer’s industry.

In connection with its exploration of an Acquisition Transaction, the Reporting Person and his affiliates expect to engage in discussions with, request information from and, potentially, negotiate with, the Issuer, the Board (or a committee thereof) and management. Subject to compliance with any relevant contractual or other limitations, the Reporting Person and his affiliates may also engage in discussions and negotiations with other third parties relative to an Acquisition Transaction, including potential sources of financing, potential partners, and other shareholders of the Issuer. The Reporting Person anticipates that a special committee consisting of independent members of the Board would be formed to oversee the exploration of an Acquisition Transaction by the Reporting Person, and that Issuer would permit the Reporting Person and its potential financing sources and partners, subject to appropriate confidentiality provisions, to conduct customary due diligence on the Issuer.

If the Reporting Person or his affiliates pursue an Acquisition Transaction, subject to compliance with applicable law and relevant regulatory, tax or other limitations, it may result in one or more of the actions specified in clauses (a) to (j) of Item 4 of Schedule 13D, including, without limitation, the acquisition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, the delisting of the Common Shares from The New York Stock Exchange, and the Common Shares becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

No assurances can be given that any Acquisition Transaction will be proposed or, if one is proposed, that it will be pursued or consummated. The Reporting Person reserves the right to cease its exploration of an Acquisition Transaction at any time and, if any proposal is made with respect thereto, further reserves the right to modify or withdraw any such proposal at any time and in any manner. The Reporting Person shall be under no obligation with respect to any Acquisition Transaction, including any obligation to continue the exploration thereof, and any such obligations shall only arise if and to the extent that the Reporting Person or his affiliates shall enter into definitive documentation with respect thereto.

Other than as set forth in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to, or that would result in, any of the events described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D. The Reporting Person will, however, continue to review the investment in the Issuer and, depending upon market conditions and other factors that the Reporting Person deems material, the Reporting Person reserves the right to formulate plans or make proposals, and to take any actions with respect to the investment in the Issuer, including any or all of the actions described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated to read as follows:

(a) On the date of this Schedule 13D, the Reporting Person may be deemed to beneficially own, in the aggregate, approximately 9.34% of the Common Shares outstanding, of which the 2010 Loeb Family Trust owns 235,127 Common Shares, Third Point Advisors LLC owns 1,000,000 Common Shares, Third Point Opportunities Master Fund L.P. owns 7,493,842 Common Shares, the 2011 Loeb Family GST Trust owns 4,903,795 Common Shares and the Reporting Person owns the balance of the Common Shares reported herein. The Reporting Person disclaims beneficial ownership of such Common Shares except to the extent of his pecuniary interest therein, if any. The calculation of the percentage of Common Shares beneficially owned by the Reporting Person is based on the 162,381,470 Common Shares outstanding as of February 20, 2023, as reported by the Issuer in its Annual Report on Form 10-K which was filed with the SEC on February 24, 2023.

(b) The Reporting Person has sole voting and dispositive power over the Common Shares set forth in Item 5(a) above.

(c) The Reporting Person has not effected any transaction in the past 60 days in Common Shares.

(d) Other than the affiliates of the Reporting Person set forth in Item 5(a) of this Schedule 13D, no other person has the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Common Shares described in this Schedule 13D.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2023

DANIEL S. LOEB

/s/ William Song
Name: William Song
Title: Attorney-in-Fact